GE Financial Assurance
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VIA EDGAR


                                  May 26, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549

Re: Registration Statement of Form S-6 for GE Life and Annuity Assurance Company
    33 Act#: 333-37856
    Accession#  0000950109-00-002343

Dear Commissioners:

On May 25, 2000, we filed a registration statement on Form S-6 for the GE Life & Annuity Separate Account III. In doing so we inadvertently left off the delaying amendment. Set forth below is the text that should be incorporated into the registration statement filed on May 25, 2000.

         The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If you have any questions, please contact me at (804) 484-7164.

/s/ Michael Pagano
Michael Pagano, Esq.
GE Life and Annuity Assurance Company

cc: Zandra Y. Bailes, Senior Counsel Office of Insurance Products
      Thomas Bisset, Esq.; Sutherland Asbill & Brennan